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October 31, 2012

VIA FEDEX AND EDGAR

Ms. Pamela Long

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Libbey Glass Inc.

Registration Statement on Form S-4 (Registration No. 333-184215)

Dear Ms. Long:

On behalf of Libbey Glass Inc. (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 1 (the “Amendment” ) to the Company’s Registration Statement on Form S-4 filed on October 1, 2012 (the “Registration Statement”) relating to the issuance of the Company’s 6.875% Senior Secured Notes due 2020 (the “Exchange Notes,” and the indenture governing the Exchange Notes, the “Indenture”).

This letter also responds to the October 25, 2012 letter that the staff (the “Staff”) of the Securities and Exchange Commission provided in respect of the Registration Statement. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response. Where the Company has revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number next to the comment. We are also submitting as Exhibit A hereto certain pages of the Amendment, which have been marked to show the changes made in response to the Staff’s comments, as reflected in the Amendment.

General

1.

Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration

October 31, 2012

time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response: We respectfully confirm to the Staff that the offer will remain open for at least 20 full business days to ensure compliance with Rule 14e-1(a) and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. The exchange offer is intended to expire at 5:00 p.m., New York City time, on the 21st business day from the date of commencement.

Prospectus Cover Page

2.	We note that at the top of the prospectus cover page, you identify the exchange offer by Libbey Glass, guaranteed by Libbey Inc. Please also identify that the exchange notes will also be guaranteed by your direct or indirect existing and future wholly-owned material domestic restricted subsidiaries and that the guarantees of the guarantors will be joint and several, full and unconditional, subject to customary release provisions. Finally, please include this description when describing the guarantees throughout the prospectus.

Response: In response to the Staff’s comment, we have revised the prospectus to indicate on the cover page and throughout the prospectus, where applicable, that the exchange notes will be guaranteed, jointly and severally, fully and unconditionally, subject to customary release provisions, by Libbey Inc., and by all of the existing and future domestic subsidiaries of Libbey Glass Inc. that guarantee any of our indebtedness or indebtedness of any subsidiary guarantor. Please see the cover page and pages 12, 36, 43 and 60 of the prospectus.

3.	Please revise the prospectus cover page to include the following disclosure:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•	Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response: In response to the Staff’s comment, we have revised the prospectus cover page to include the disclosures referenced in the Staff’s comment. Please see the cover page of the prospectus.

October 31, 2012

Incorporation of Certain Documents by Reference, page ii

4.	Please clarify that the documents you incorporate by reference have been filed by Libbey Inc.

Response: In response to the Staff’s comment, we have revised the prospectus to clarify that the documents incorporated by reference have been filed by Libbey Inc. Please see pages ii-iii of the prospectus.

Cautionary Note Regarding Forward-Looking Statements, page iv

5.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response: In response to the Staff’s comment, we have revised the prospectus by deleting the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. Please see page iv of the prospectus.

The Exchange Offer, page 47

Expiration Date; Extensions; Amendments, page 49

6.	You reserve the right “to delay accepting any outstanding notes.” Clarify in what circumstances you will delay acceptance, and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: We respectfully confirm to the Staff that a delay, if any, in our acceptance of the outstanding notes tendered as a result of the exchange offer would only be done in a manner consistent with Rule 14e-1(c) and upon an extension of the exchange offer. We have revised the prospectus accordingly. Please see page 49 of the prospectus.

7.	We note that you undertake to extend the exchange offer for a period of five to ten business days, as applicable, if you amend the exchange offer in a manner you consider material. Please revise your disclosure to clarify that such material amendment includes the waiver of a material condition.

Response: In response to the Staff’s comment, we have revised the prospectus to clarify that a material amendment includes the waiver of a material condition. Please see page 49 of the prospectus.

October 31, 2012

Undertakings, page II-1

8.	Please include the undertaking required by Item 512(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised Part II of the Registration Statement to include the undertaking required by Item 512(a)(5) of Regulation S-K. Please see page II-2 of the Registration Statement.

Exhibit Index, page E-1

9.	Please amend your registration statement to file, or incorporate by reference, the articles of incorporation and bylaws of each co-registrant as exhibits to the registration statement. Refer to Item 601(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we have filed the articles of incorporation and bylaws, or certificate of formation and limited liability company agreement, as applicable, of each co-registrant as exhibits to the Registration Statement and included the filed documents among the exhibits listed on page E-1.

Exhibit 5.1

10.	Please tell us the reason you state in part (iv) of the second full paragraph on page 2 of the opinion that you express no opinion as to (a) consents to, or restrictions upon, governing law or jurisdiction; and (b) provisions purporting to make a guarantor primarily liable rather than as a surety.

Response: In response to the Staff’s comment, the exceptions contained in subsections (a) and (b) of clause (iv) of Exhibit 5.1 are included in our opinion for the reasons set forth below.

Subsection (a): Consents to, or restrictions upon, governing law or jurisdiction.

Section 12.9 of the Indenture governing the Exchange Notes contains consents to, or restrictions upon, governing law and jurisdiction. First, with respect to governing law, a court in the Southern District of New York has stated that, even though by New York statute courts are to enforce the parties’ selection of New York law in commercial transactions of $250,000 or more, the power of the courts to enforce such an election is subject to constitutional limitations.1 As a result, a court’s determination as to the unenforceability of the governing law provision in the Indenture would be based on the application of constitutional law.

Second, with respect to the jurisdictional exception, there are similar constitutional limitations on enforcement. Additionally, there are circumstances under which a United States federal court may not have subject matter jurisdiction to adjudicate a matter brought in connection with the Indenture or may have the power to dismiss or transfer such an action or proceeding, rendering such submission to jurisdiction unenforceable. In such a situation, a court’s determination would be based on the application of constitutional or jurisdictional laws.

[1]	See Lehman Bros. Commercial Corp., et. al. v. Minmetals Int’l Non-Ferrous Metals Trading Co., et. al., 179, F. Supp. 2d 118, 135 (2000).

October 31, 2012

Therefore, based on these potential limitations on enforceability, we believe our opinion requires this exception, which we believe is not otherwise covered by the other exceptions contained in clauses (i)-(iii) of the same paragraph.

Subsection (b): Provisions purporting to make a guarantor primarily liable rather than as a surety.

Section 10.1 of the Indenture governing the Exchange Notes states that each guarantor is guaranteeing the Exchange Notes as “primary obligor and not merely as surety.” A New York appellate court has concluded, however, that the determination as to whether a guarantor is primarily liable or liable as a surety requires an analysis of the substance of an entire transaction, looking at all of the transaction documents as an “integrated whole,” and the language of a single instrument providing that a guarantor is primarily liable and not liable as surety may not be given effect.2 A court’s determination as to this matter would be based upon an analysis of the relationship between the guarantor, the primary obligor and the obligee. Therefore, based on this potential limitation on enforceability, we believe our opinion requires this exception, which we believe is not otherwise covered by the other exceptions contained in clauses (i)-(iii) of the same paragraph .

We note for the Staff that the above referenced exceptions in clause (iv) were the subject of SEC comment in 2010 in connection with the Company’s Registration Statement on Form S-4 filed on November 22, 2010 (Registration No. 333-170763) relating to the issuance of the Company’s 10% Senior Secured Notes due 2015, and that these exceptions were ultimately included in the Latham & Watkins LLP Exhibit 5.1 opinion issued in connection therewith. For your convenience, we have attached the response letter of Latham & Watkins LLP, dated December 20, 2010, to the Staff’s letter, dated December 10, 2010, hereto as Exhibit B.

[2]	See Chemical Bank v. Meltzer, 93 N.Y. 2d 296, 304 (1999).

October 31, 2012

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-7680 or by fax at (312) 993-9767.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking of LATHAM & WATKINS LLP

cc: Susan A. Kovach, Libbey Glass Inc.

EXHIBIT A

Selected Pages of Amendment to the Registration Statement